Filed by: EVOTEC AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Renovis, Inc.
Exchange Act File No. 000-50564

News Release

For further information please contact:

Joern Aldag

President & Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

joern.aldag@evotec.com

Anne Hennecke

Senior Vice President,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

19 September 2007

Evotec to Acquire Renovis, Seek NASDAQ Listing

Merger to Create Emerging Pharmaceutical Company, Broad Pipeline in Neurological and Inflammatory Diseases, Strong Cash Position

Conference call to be held at 02.00 pm CET (UK time: 01.00 pm/US: 08.00 am EDT/05.00 am PDT), dial-in details below

Hamburg, Germany | South San Francisco, California – Evotec AG (Frankfurt Stock Exchange: EVT) and Renovis, Inc. (NASDAQ: RNVS) today announced that they have entered into a definitive agreement under which Evotec will acquire Renovis, a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of pain and inflammatory diseases, in a stock-for-stock transaction valued at approximately US$ 151.8 million. The merger is expected to create an emerging global pharmaceutical company with three clinical candidates, a strong late stage preclinical pipeline focusing on areas of neurological and inflammatory diseases, and pro-forma cash of approximately US$ 175 million (as of 31 August 2007, not including proceeds from the disposal of Evotec’s Chemical Development Business to Aptuit, Inc. for approximately US$ 64 million and prior to the payment of transaction cost). The merged company will be called Evotec.

“By combining Evotec’s drug discovery and development know-how with Renovis’ medicinal chemistry and target validation expertise, we expect to form a global biopharmaceutical company with world class discovery capabilities, a strong pipeline in CNS disorders and several significant research partnerships with leading pharmaceutical companies such as Boehringer Ingelheim, Pfizer and Roche,” said Jörn Aldag, President & Chief Executive Officer of Evotec AG. “Additionally, this merger will provide us with discovery talent in the US biotechnology industry and will clearly sharpen the focus of Evotec’s existing drug discovery and development activities.”

Aldag continued: “Over the past year, we executed our strategy and streamlined our business by spinning out non-core assets: We completed the sale of Evotec Technologies to PerkinElmer for cash (received up to now approximately US$ 29 million), transferred our library synthesis business into a joint venture with Indian RSIL and recently announced the sale of our Chemical Development Business to Aptuit for approximately US$ 64 million in cash. We are now very well funded to drive three clinical programs to their next inflection points, as well as three later stage preclinical projects into the clinic in 2008. Based upon the Phase II data obtained with our lead compound EVT 201, we look forward to sharing the results of a second Phase II study in elderly insomniacs in October.”

News Release

Corey Goodman, Ph.D., Chief Executive Officer of Renovis, said: “The merger of the two companies represents an important opportunity for Renovis and its stockholders. The proposed transaction will combine leading science and complementary development programs across the CNS spectrum, creating a broad and innovative clinical, advanced preclinical and research portfolio. Furthermore, we expect the merger to create a stronger, more diverse company with substantial financial resources to support its continued discovery and development efforts. We believe this transaction will maximise the value of both Renovis’ preclinical and research portfolio and our innovative and productive scientific capabilities.”

Key highlights of the transaction include:

•	Innovative preclinical pipeline of Renovis product candidates, which complement Evotec’s program, and which include candidates expected to enter Phase I clinical trials in 2008:

•

VR1 antagonists – lead preclinical program in collaboration with Pfizer Inc. in which Evotec will be eligible to receive milestone payments of more than US$ 170 million and double-digit royalties on worldwide net sales of products successfully developed and commercialized.

•	Worldwide rights to antagonists of selected purinergic receptors (P2X7 and P2X3) with potential in a broad spectrum of pain and inflammatory conditions.

•	A team of renowned research experts and industry veterans with proven track records expected to join Evotec; the total pro-forma headcount as of 31 August 2007 is approximately 630.

•

A US-based facility located in South San Francisco, California, which will be a ‘center of excellence’ for innovative discovery projects for inflammatory diseases, pain and other related diseases based on the VR1 and P2X2/3 and P2X7 target families and potentially other ion channel targets. In addition, this will be the home of Evotec’s systems-based regenerative medicine research in progress under several contracts with the NIH, the ETH Zurich and other renowned academic institutes.

•

As of the end of August 2007 Renovis had approximately US$ 87 million of cash, cash equivalents and short-term investments on its balance sheet. In addition, to approximately US$ 88 million on Evotec’s balance sheet, the combined companies would have a pro- forma cash position of approximately US$ 175 million. This does not include the estimated US$ 64 million in cash proceeds related to Evotec’s recently sold Chemical Development Business and is prior to payment of any transaction related cost.

•	NASDAQ listing to be applied for by Evotec.

News Release

By the end of 2008, the combined Company expects to have at least five compounds in clinical trials. Evotec’s pipeline will include the following products:

•

EVT 201: a partial positive allosteric modulator (pPAM) of GABAA receptors for the treatment of insomnia. The compound has shown robust effects on sleep onset and sleep maintenance in a Phase II proof-of-concept study in primary insomnia patients. Further Phase II results in elderly insomniacs are expected to be released in October 2007. Evotec intends to partner EVT 201 in 2008.

•

EVT 101: one of the few orally active and selective antagonists of the NR2B subunit-containing NMDA receptors in clinical development. Its selectivity may offer clinical advantages over current Alzheimer therapies and the Company believes that there is significant potential in a number of pain indications. EVT 101 was well tolerated in Phase I studies and is now undergoing a short-term Phase Ib dose finding efficacy study in cognition. A second short-term Phase IIa study in pain is expected to start in the second half 2007.

•

EVT 302: an orally active, highly selective and reversible inhibitor of MAO-B in development for smoking cessation with a potential additive effect to nicotine-based therapies, and with the potential for once per week dosing and for a superior safety profile. Results from ongoing Phase I PET and safety and tolerability studies are to be reported at the end of 2007.

•

VR1 antagonists: broadly applicable analgesics with potentially differentiated profile for a variety of chronic or acute pain indications as well as urinary incontinence and asthma, in partnership with Pfizer. Entry into human clinical trials is expected for the first half of 2008.

•	P2X7 antagonists: potential novel treatments for rheumatoid arthritis, irritable bowel syndrome, and chronic obstructive pulmonary disease. Human clinical trials are expected to begin in 2008.

•	P2X3 antagonists: potential first-in-class treatments for inflammatory/neuropathic pain and urinary disorders. Human clinical trials are expected to begin in the first half of 2009.

News Release

Details of the Proposed Transaction

Under the terms of the agreement, Evotec would issue, and Renovis shareholders would receive, American Depository Shares (ADSs) representing 1.0542 Evotec ordinary shares in exchange for each outstanding share of Renovis common stock such that current Evotec stockholders would own approximately 68.8% of the combined company and Renovis stockholders would own up to 31.2%. This exchange ratio is based on the closing price of Evotec shares of EUR 3.25 on 17 September 2007 and implies a purchase price of US$ 4.75 per common share of Renovis, or an equity value of approximately US$ 151.8 million. Prior to closing, Evotec intends to have its ADSs approved for initial listing on the NASDAQ Global Market. The transaction is expected to close by the first quarter of 2008 and is subject to the approval of Renovis’ stockholders, approval of Evotec’s NASDAQ listing and antitrust regulatory clearance, as well as other customary closing conditions.

The merger agreement has been unanimously approved by the Boards of Directors of Evotec and Renovis. Following the closing of the transaction, Jörn Aldag, Chief Executive Officer & President of Evotec will become Chief Executive Officer & President of the combined Company. Dr Michael Kelly, currently SVP R&D of Renovis, will become a member of Evotec’s Executive Management Team and will be President of Evotec’s US site. The combined Company’s Supervisory Board is expected to consist of six directors. At the close of the merger, Dr Corey Goodman, CEO & President of Renovis, and John Walker, Chairman of the Board of Renovis shall be appointed to the Evotec Supervisory Board.

Lehman Brothers, Inc. served as financial advisor to Evotec. Cowen and Company, LLC served as financial advisor to Renovis.

Conference Call/Webcast Information

Evotec and Renovis will hold a joint conference call on Wednesday, 19 September 2007, at 02.00 pm CET (UK time: 01.00 pm/US: 08.00 am EDT/05.00 am PDT) to discuss further details. The audio webcast of the call including presentation slides will be available live on the internet. Jörn Aldag, President & CEO of Evotec, Dr Corey Goodman, President & CEO of Renovis, and Dr John Kemp, Chief Research & Development Officer of Evotec will lead the call.

Conference Call Numbers:

Europe:	+49.(0)69.5007 1307 (Germany)
+44.(0)20.7806 1956 (UK)
US:	+1.718.354 1389
Access Code:	9647475
Webcast:	www.evotec.com

News Release

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49.(0)69.22222 0418 (Germany) or +44.(0)20.7806 1970 (UK) and in the US by +1.718.354 1112. The access code is 9647475#. The on-demand version of the webcast will be available on the companies’ websites: www.evotec.com – Investors – Webcasts and www.renovis.com.

Additional information about the transaction

Renovis is filing today a Current Report on Form 8-K that will include as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’ SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programmes and through research collaborations, the Company is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries.

News Release

In proprietary projects, Evotec specialises in finding new treatments for diseases of the Central Nervous System. Evotec has three programmes in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation.

www.evotec.com

About Renovis, Inc

Renovis is a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of neurological and inflammatory diseases. The Company’s proprietary research programs focus on the purinergic receptors, P2X3 and P2X7, for the potential treatment of pain and inflammatory diseases. In addition, Renovis has worldwide collaboration and license agreements with Pfizer to research, develop and commercialize small molecule vanilloid receptor (VR1) antagonists.

Forward looking statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Evotec’s products, the timing of the completion of the transaction between Evotec and Renovis, the anticipated benefits of the business combination transaction involving Evotec and Renovis, including future financial and operating results, the combined Company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined Company’s clinical and preclinical programs, and other statements that are not historical facts. Evotec and Renovis caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties’ ability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the transaction; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations.

The risks included above are not exhaustive. The most recent reports on Form 10-K, Form 10-Q, Form 8-K and other reports filed by Renovis with the Securities and Exchange Commission contain, and the Registration Statement on Form F-4 that will be filed by Evotec with the Securities and Exchange Commission will contain, additional factors that could impact the combined Company’s businesses and financial performance. Evotec and Renovis expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

News Release

Contact Evotec AG:

Anne Hennecke

Senior Vice President,

Investor Relations & Corporate Communications

Phone: +49.(0)40.56081-286

anne.hennecke@evotec.com

US Media Contacts:

Rx Communications Group, LLC

Melody Carey

Phone: +1.917. 322 2571 or

Sean Leous

Phone: +1.917.715 3765 or +1.212.223 0685

Contact Renovis, Inc.:

Shari Annes

Investor Relations

Phone: +1.650.888 0902

sannes@renovis.com